Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2019 (the 2019 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2019 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

With a goal of ensuring access to a COVID-19 vaccine in a safe and timely manner, the Government announced on October 10, 2020 that it is signing pre-purchase contracts for vaccines with various entities internationally to diversify its portfolio of vaccine prospects. Some of the vaccine projects that make up the portfolio to which Mexico will have access have entered Phase III of clinical trials.

As of November 13, 2020, Mexico had 1,156,697 officially estimated cases of COVID-19, of which an estimated 113,204 were fatal.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	252	50.4
National Action Party	25	19.5	77	15.4
Institutional Revolutionary Party	13	10.2	48	9.6
Citizen Movement Party	8	6.3	27	5.4
Labor Party	6	4.7	46	9.2
Ecological Green Party of Mexico	7	5.5	11	2.2
Social Encounter Party	4	3.1	24	4.8
Democratic Revolution Party	3	2.3	12	2.4
Unaffiliated	1	0.8	3	0.6
Total	127	99.2%	500	100.0%

Note: Numbers may not total due to rounding. As of November 13, 2020 there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

Internal Security

The Secretaría de Seguridad y Protección Ciudadana (Ministry of Citizen Security and Protection) and the European Union Agency for Law Enforcement Cooperation (Europol) signed an acuerdo de trabajo (working arrangement) to expand and deepen collaboration on security matters. The working arrangement guarantees a secure system for the exchange of information between the parties, linking Mexico with the police authorities of the member states of the European Union (EU), as well as with third countries and organizations associated with Europol.

Foreign Affairs, International Organizations and International Economic Cooperation

On January 8, 2020, Mexico assumed the role of Presidency Pro Tempore of the Community of Latin American and Caribbean States (CELAC) from January 2020 to January 2021. At the CELAC summit on that date, the Minister of Foreign Affairs presented a fourteen-point work plan with the main goal of making CELAC the primary instrument of cooperation and political development among all thirty-three countries in Latin America and the Caribbean. On September 24, 2020, the member states of CELAC unanimously agreed that Mexico should assume the role of Presidency Pro Tempore of CELAC for one additional year, to January 2022.

On October 13, 2020, Mexico was re-elected as a non-permanent member of the United Nations Human Rights Council (UNHRC) for a two-year term.

On October 15, 2020, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) announced that Minister Arturo Herrera Gutiérrez will preside over the Board of Governors of the World Bank and the International Monetary Fund (IMF) in 2021.

On November 5, 2020, Mexico became a full member of CAF Development Bank of Latin America (CAF). Mexico’s new status as a Series A Shareholder will provide greater access to long-term financial resources, as well as technical cooperation for sustainable development and a permanent seat on the Board of Directors of CAF.

Environment

On September 28, 2020, Mexico signed the Declaración Voluntaria de Líderes por la Naturaleza y las Personas (Leaders’ Pledge For Nature) by which seventy-one countries and the EU committed to undertake urgent actions over the next ten years to put nature and biodiversity on a path to recovery by 2030 by, among other actions: (i) developing and fully implementing a post-2020 global biodiversity framework, (ii) transitioning to sustainable patterns of production and consumption and sustainable food systems that meet people’s needs while remaining within planetary boundaries, (iii) aligning the domestic climate policies with the Paris Agreement and (iv) putting an end to environmental crimes. The countries agreed to review their progress and reaffirm these commitments at the next UN General Assembly High Level Week in September 2021.

THE ECONOMY

General

Mexico’s economy in 2020 has been, and continues to be, adversely affected by COVID-19. For more information on the measures taken by the Government designed to address the pandemic, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

On October 5, 2020, the Government and the Consejo Coordinador Empresarial (Business Coordinating Council) formalized the Acuerdo para la Reactivación Económica (Agreement for Economic Reactivation), which includes a set of actions and infrastructure projects financed by private capital. The agreement includes thirty-nine projects in the communications, transportation, energy, water and environmental sectors, which translates into a total investment of Ps. 297.34 billion. The actions included in this agreement are: (i) the use of the United States-Mexico-Canada Agreement (USMCA) to develop competitive national suppliers, attract investment and increase exports to the eastern coast of the United States, among other things, and (ii) the promotion of tourism, which includes the maintenance of roads, passenger trains, the rehabilitation and construction of airports and the strengthening of public security.

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	Second quarter (annualized)(2)
	2019(3)	2020(3)
GDP	Ps.18,460.5	Ps.15,012.1
Add: Imports of goods and services	6,769.7	4,760.3

Total supply of goods and services	25,230.3	19,772.4
Less: Exports of goods and services	7,124.2	4,921.4

Total goods and services available for domestic expenditure	Ps.18,106.1	Ps.14,851.1
Allocation of total goods and services:
Private consumption	12,328.9	9,790.6
Public consumption	2,191.7	2,244.5

Total consumption	14,520.7	12,035.1

Total gross fixed investment	3,517.0	2,320.9
Changes in inventory	95.1	78.9

Total domestic expenditures	Ps.18,132.8	Ps.14,434.8

Errors and Omissions	(26.7)	416.2

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)

	Second quarter (annualized)(1)
	2019(2)	2020(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	36.7%	31.7%

Total supply of goods and services	136.7%	131.7%
Less: Exports of goods and services	38.6%	32.8%

Total goods and services available for domestic expenditures	98.1%	98.9%
Allocation of total goods and services:
Private consumption	66.8%	65.2%
Public consumption	11.9%	15.0%

Total consumption	78.7%	80.2%
Total gross fixed investment	19.1%	15.5%
Changes in inventory	0.5%	0.5%

Total domestic expenditures	98.2%	96.2%

Errors and Omissions	(0.1)%	2.8%

Note: Percentages may not total due to rounding.

(1)

Annualized. Actual second quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(2)	Preliminary figures.

Source: INEGI.

Employment and Labor

On November 12, 2020, President López Obrador signed an initiative to reform the Ley Federal del Trabajo (Federal Labor Law), Código Fiscal de la Federación (Federal Fiscal Code), Ley del Seguro Social (Social Security Law), Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (National Workers’ Housing Fund Institute Law), Ley del Impuesto Sobre la Renta (Income Tax Law) and Ley del Impuesto al Valor Agregado (Value-Added Tax Law). The reforms are intended to provide more employment protections to workers and provide, among other things, that companies may not subcontract workers unless the workers perform special services that are not part of the company’s main social objective or economic activity.

As of November 13, 2020, the minimum wage was Ps. 185.56 per day for the Northern Border Free Trade Zone and Ps. 123.22 per day for the rest of Mexico, which has been in effect since January 1, 2020. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2019 Form 18-K.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2019 Form 18-K.

Table No. 4 – Money Supply

	At September 30,
	2019(1)		2020(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,402,193	Ps.	1,729,394
Checking deposits
In domestic currency		1,570,235		1,809,693
In foreign currency		484,616		615,457
Interest-bearing peso deposits		849,766		1,042,065
Savings and loan deposits		24,359		26,935

Total M1	Ps.	4,331,169	Ps.	5,223,545

M4	Ps.	12,891,003	Ps.	13,988,447

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 5 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)	Increase in Minimum Wage (6)
2017	6.8	4.7	10.4
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(7) 16.2	(8)
2020:
January	3.2	1.1	5.0;(7) 20.0	(8)
February	3.7	1.5	—
March	3.3	3.7	—
April	2.2	5.4	—
May	2.8	4.8	—
June	3.3	3.7	—
July	3.6	4.5	—
August	4.1	5.4	—
September	4.0	4.5	—
October	4.1	4.9	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	Preliminary figures for 2020.
(5)	National Producer Price Index takes July 2019 as a base date.
(6)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(7)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(8)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 6 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January	7.1	7.2	5.8	7.5	7.4
February	7.0	6.9	5.7	7.4	7.3
March	6.8	6.8	5.5	7.1	7.0
April	6.1	6.1	5.3	6.5	6.4
May	5.5	5.4	4.9	6.0	5.9
June	5.1	5.1	4.6	5.7	5.6
July	4.8	4.7	4.1	5.2	5.2
August	4.5	4.5	3.9	5.0	5.0
September	4.4	4.4	3.7	4.7	4.7
October	4.2	4.3	3.5	4.5	4.5

Source: Banco de México.

During the first nine months of 2020, interest rates on 28-day Cetes averaged 5.7%, as compared to 8.0% during the same period of 2019. Interest rates on 91-day Cetes averaged 5.7%, as compared to 8.1% during the same period of 2019.

On November 12, 2020, the 28-day Cetes rate was 4.1% and the 91-day Cetes rate was 4.2%.

On September 24, 2020, Banco de México held its seventh monetary policy meeting of 2020 and reduced the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points, bringing the rate down to 4.25%. This decision took into account the ongoing adverse economic impact of the COVID-19 pandemic, additional episodes of currency depreciation, the increased persistence of core inflation and logistical problems and higher costs associated with health measures adopted in response to the COVID-19 pandemic.

On November 12, 2020, Banco de México held its eighth monetary policy meeting of 2020 and maintained the overnight interbank funding rate at 4.25%. This decision also considered the ongoing adverse economic impact of the COVID-19 pandemic, additional episodes of currency depreciation, the increased persistence of core inflation and logistical problems and higher costs associated with health measures adopted in response to the COVID-19 pandemic, as well as a projected slight increase in general and core inflation in the short- and medium-term.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

On March 19, 2020, Banco de México and the U.S. Federal Reserve established a temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60.0 billion as a liquidity backstop to mitigate strains in the global funding markets. The Comisión de Cambios (Foreign Exchange Commission) of Banco de México activated this arrangement on March 30, 2020 and on April 1, 2020, it carried out the first-ever dollar credit auction among Mexico’s credit institutions for up to U.S.$5.0 billion and with a maturity of eighty-four days. On June 22, 2020, the Foreign Exchange Commission announced two additional dollar financing operations intended to use resources from the swap line to renew the maturities from the April auction and to offer additional liquidity in dollars. Accordingly, on June 24, 2020 and June 29, 2020, Banco de México offered U.S.$7.0 billion and U.S.$4.0 billion, respectively. On September 11, 2020, the Foreign Exchange Commission announced two additional dollar financing operations intended to use resources from the swap line to renew the maturities from the June auction and to offer additional liquidity in dollars. Accordingly, on September 15, 2020 and September 21, 2020, Banco de México offered U.S.$5.0 billion and U.S.$2.5 billion, respectively. Both operations have a maturity of 84 days. For more information on the COVID-19 pandemic, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 7 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020:
January	18.9082	18.8040
February	19.7760	18.8443
March	23.4847	22.3784
April	23.9283	24.2658
May	22.1778	23.4230
June	23.0893	22.2990
July	22.2012	22.4033
August	21.8880	22.2072
September	22.1438	21.6810
October	21.2508	21.2705

Source: Banco de México.

On November 12, 2020, the peso/dollar exchange rate closed at Ps. 20.5303 = U.S.$1.00, an 8.8% depreciation in dollar terms as compared to the rate on December 31, 2019. The peso/U.S. dollar exchange rate published by Banco de México on November 12, 2020 (which took effect on the second business day thereafter) was Ps. 20.5230 = U.S.$1.00.

Banking System

On September 23, 2020, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) decided to implement four new measures to incentivize and enable banks and other financial intermediaries to accommodate requests from customers to restructure their loans. The measures allow the banks and other financial intermediaries to: (i) compute a lower amount of specific reserves when a contract is agreed, (ii) recognize the specific reserves that are released by the restructure of a loan as additional reserves, (iii) recognize higher regulatory capital when considering additional reserves as part of the complementary capital and (iv) prudently reduce capital requirements for credit risk.

Banking Supervision and Support

At the end of August 2020, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 17.2%, as compared to 16.5% at the end of June 2020 and 15.8% at the end of March 2020. As a result, the institutions of multiple banking were placed in the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the CNBV are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2019 Form 18-K.

On September 29, 2020, Banco de México decided to extend until February 28, 2021 the term of the facilities that it announced on April 21, 2020. The facilities were intended to: (i) promote the orderly development of the financial markets, (ii) strengthen credit-granting channels and (iii) provide liquidity for the healthy development of the financial system. Banco de México and CNBV also agreed to extend until March 1, 2021 the period of exceptions to the liquidity provisions for instituciones de banca múltiple (multiple banking institutions) first announced by the Comité de Regulación de Liquidez Bancaria (Banking Liquidity Regulation Committee, or CRLB) on April 8, 2020.

Securities Markets

On November 12, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 40,336 points, representing a 7.4% decrease from the level at December 31, 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 8 – Exports and Imports

	First nine months
	2019(1)		2020(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	19,849.9	U.S.$	12,621.4
Crude oil		17,320.6		10,492.8
Other		2,529.3		2,128.7
Non-oil products		323,884.0		281,620.6
Agricultural		13,160.9		13,862.0
Mining		4,557.8		5,089.4
Manufactured goods(2)		306,165.3		262,669.2

Total merchandise exports		343,733.9		294,242.0

Merchandise imports (f.o.b.)
Consumer goods		44,659.3		31,961.3
Intermediate goods(2)		266,036.7		218,187.9
Capital goods		30,842.7		25,134.7

Total merchandise imports		341,538.7		275,283.8

Trade balance	U.S.$	2,195.2	U.S.$	18,958.2

Average price of Mexican oil mix(3)	U.S.$	55.10	U.S.$	38.06

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 pandemic are likely to have a material adverse effect on Mexico’s foreign trade performance.

Balance of Payments and International Reserves

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 9 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves (2) (3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)
January	182.8	189.2
February	184.2	188.4
March	185.5	189.3
April	186.7	196.2
May	187.3	197.4
June	188.9	197.1
July	192.6	197.9
August	193.3	198.6
September	193.9	199.9
October	194.4	198.7

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

General

On November 6, 2020, reforms to various laws were published in the Diario Oficial de la Federación (Official Gazette) terminating 109 public trusts and modifying certain other public trusts in order to make the use of the resources by those trusts more efficient and transparent. The different responsible units of the Government will carry out the corresponding actions to submit to the Tesorería de la Federación (Treasury of the Federation) all federal public resources that are part of the trusts, mandates and similar public instruments, as provided for in the reforms.

The Budget

On September 8, 2020, the Ministry of Finance and Public Credit submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Revenue Law for 2021, or the 2021 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Expenditure Budget for 2021, or the 2021 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2021 Revenue Law was approved by the Cámara de Diputados (Chamber of Deputies) on October 21, 2020 and by the Senado de la República (Senate) on October 29, 2020. On November 13, 2020, the 2021 Expenditure Budget was approved by the Chamber of Deputies and sent to the executive in order to become effective.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 10 – Selected Budgetary Expenditures; 2020 and 2021 Expenditure Budgets (In Billions of Pesos)

	Actual
	2018(1)		2019(1)		First nine months of 2020(1)		2020 Budget(2)		2021 Budget(2)(3)
Health	Ps.	122.2	Ps.	122.6	Ps.	92.0	Ps.	128.8	Ps.	145.4
Education		310.4		331.6		233.3		326.3		338.0
Housing and community development		21.3		18.0		10.1		10.9		16.6
Government debt servicing		467.1		525.6		354.2		538.3		541.1
CFE and PEMEX debt servicing		147.9		140.9		133.0		145.7		171.6
PEMEX debt servicing		122.1		115.8		114.2		113.7		141.8
CFE debt servicing		25.9		25.0		18.9		32.0		29.8

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021economic results.

(3)	The effectiveness of the 2021 Expenditure Budget is pending.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 11 – Budgetary Results; 2020 and 2021 Budget Assumptions and Targets

	Actual
	2018(1)	2019(1)	First nine months of 2020(2)	2020 Budget(2)	2021 Budget(2)(3)
Real GDP growth (%)	2.2%	(0.3)%	(10.1)%(4)	(10.0) – (7.0)%	3.6 – 5.6%
Increase in the national consumer price index (%)	4.8%	2.8%	4.1%	3.5%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(5)	61.59	55.55	33.90	35.00	42.00
Average exchange rate (Ps./$1.00)	19.2	19.3	21.8	22.0	22.1
Average rate on 28-day Cetes (%)	7.6%	7.8%	5.7%	5.3%	4.0%
Public sector balance as % of GDP(6)	(2.1)%	(1.6)%	(1.3)%(4)	(0.1)%	(0.7)%
Primary balance as % of GDP(6)	0.6%	1.1%	0.3%(4)	0.8%	0.0%
Current account deficit as % of GDP	(2.1)%	(0.4)%	(0.4)%(4)	(0.6)%	(2.0)%

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

(3)	The effectiveness of the 2021 Expenditure Budget is pending.
(4)	Figures for first six months of 2020.
(5)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2020 and 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2020 Budget and 2021 Budget.

(6)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2019 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 12 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2019(2)	First nine months of 2020(2)	2020 Budget(3)	2021 Budget(3)(4)
Budgetary revenues	3,976.3	3,889.3	5,523.3	5,538.9
Federal Government	2,978.5	3,040.5	4,084.1	4,080.2
Taxes	2,445.5	2,505.2	3,505.8	3,533.0
Income tax	1,298.1	1,343.1	1,852.6	1,908.2
Value-added tax	710.8	719.9	1,007.5	978.9
Excise taxes	344.7	343.1	515.7	510.7
Import duties	49.1	42.9	71.0	61.6
Tax on the exploration and exploitation of hydrocarbons	4.4	5.3	6.9	6.9
Export duties	0.0	0.0	—	—
Luxury goods and services	n.a.	n.a.	n.a.	n.a.
Other	38.4	50.9	52.1	66.7
Non-tax revenue	533.0	535.3	578.3	547.2
Fees and tolls	66.9	60.0	51.7	42.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	329.5	163.6	412.8	343.0
Fines and surcharges	128.1	304.7	103.7	152.5
Other	0.1	0.0	0.0	0.1
Public enterprises and agencies	997.7	848.8	1,439.2	1,458.7
PEMEX	377.8	233.3	574.5	593.7
Others	619.9	615.6	864.6	865.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

(4)	The effectiveness of the 2021 Expenditure Budget is pending.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Internal Debt

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated.

Table No. 13 – Gross and Net Internal Debt of the Public Sector

	At September 30,
	2019		2020
	(in billions of pesos)
Gross Debt	Ps.	7,404.3	Ps.	7,891.5
By Term
Long-term		6,851.5		7,275.7
Short-term		552.8		615.9
By User
Federal Government		6,794.1		7,344.2
State Productive Enterprises (PEMEX and CFE)		368.2		338.6
Development Banks		242.0		208.7
Financial Assets		357.6		545.1
Total Net Debt	Ps.	7,046.7	Ps.	7,346.4
Gross Internal Debt/GDP(1)		29.7%		35.3%
Net Internal Debt/GDP(1)(2)		29.3%		33.6%

(1)	Figures at June 30, 2019 and June 30, 2020.
(2)

“Net internal debt” represents the internal debt directly incurred by the Government as of the date indicated, including Banco de México’s General Account Balance and the assets of the Retirement Savings System Fund. It does not include the debt of budget-controlled and administratively-controlled agencies or any debt guaranteed by the Government. In addition, “net internal debt” is comprised of Cetes and other securities sold to the public in auctions for new issuances (primary auctions), but does not include any debt allocated to Banco de México for its use in Regulación Monetaria. This is because Banco de México’s sales of debt pursuant to Regulación Monetaria do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells in the secondary market and that is presented to the Government for payment. However, if Banco de México carries out a high volume of sales of allocated debt in the secondary market, this can result in the Government’s outstanding internal debt being higher than its outstanding net internal debt.

Internal Government Debt

As of November 13, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Table No. 14 – Gross and Net Internal Debt of the Government(1)

	At September 30,
	2019(2)			2020(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	6,242.4	91.9%	Ps.	6,789.0	92.4%
Cetes		677.2	10.0		946.8	12.9
Floating Rate Bonds		628.7	9.3		699.9	9.5
Inflation-Linked Bonds		1,648.0	24.3		1,882.5	25.6
Fixed Rate Bonds		3,280.6	48.3		3,251.6	44.3
STRIPS of Udibonos		7.9	0.1		8.2	0.1
Other(3)		551.7	8.1		555.2	7.6

Total Gross Debt	Ps.	6,794.1	100.0%	Ps.	7,344.2	100.0%

Net Debt
Financial Assets(4)		424.6			514.4

Total Net Debt	Ps.	6,369.5		Ps.	6,829.8

Gross Internal Debt/GDP(5)		27.2%			32.7%
Net Internal Debt/GDP(5)		26.4%			31.2%

Note: Numbers may not total due to rounding.

(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 132.6 billion at September 30, 2019 and Ps. 126.1 billion at September 30, 2020 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)	Figures at June 30, 2019 and June 30, 2020.

Source: Ministry of Finance and Public Credit.

External Debt

External Public Sector Debt

According to preliminary figures, as of September 30, 2020, outstanding gross external public sector debt totaled U.S.$224.4 billion, an approximate U.S.$19.7 billion increase from the U.S.$204.7 billion outstanding on December 31, 2019. Of this amount, U.S.$215.6 billion represented long-term debt and U.S.$8.7 billion represented short-term debt. Net external indebtedness increased by U.S.$16.0 billion during the first nine months of 2020.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Table No. 15 – Summary of External Public Sector Debt by Type(1)

	September 30, 2019(3)		September 30, 2020(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	101,691.2	U.S.$	111,206.1
Long-Term Debt of Budget Controlled Agencies		92,223.8		96,675.3
Other Long-Term Public Debt(2)		8,117.9		7,744.0

Total Long-Term Debt	U.S.$	202,032.9	U.S.$	215,625.4

Total Short-Term Debt		2,647.6		8,734.9

Total Long- and Short-Term Debt	U.S.$	204,680.5	U.S.$	224,360.3

Table No. 16 – Summary of External Public Sector Debt by Currency

	September 30, 2019(3)			September 30, 2020(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	149,060.0	72.8%	U.S.$	164,329.3	73.2%
Japanese Yen		11,179.0	5.5		9,420.5	4.2
Swiss Francs		1,122.0	0.5		3,266.4	1.5
Pounds Sterling		2,806.0	1.4		2,943.5	1.3
Euros		38,147.0	18.6		42,539.0	19.0
Others		2,367.0	1.2		1,861.6	0.8

Total	U.S.$	204,681.0	100.0%	U.S.$	224,360.3	100.0%

Table No. 17 – Net External Debt of the Public Sector

	September 30, 2019(3)		September 20, 2020(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	203,148.6	U.S.$	219,751.2
Gross External Debt/GDP(4)		16.1%		21.7%
Net External Debt/GDP(4)		15.6%		21.1%

Note: Numbers may not total due to rounding.

(1)

External debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2020) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Figures at June 30, 2019 and June 30, 2020.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Table No. 18 – Gross External Debt of the Government by Currency

	September 30, 2019(1)			September 30, 2020(1)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	68,490.0	67.4%	U.S.$	73,860.3	66.4%
Japanese Yen		8,987.0	8.8		7,788.8	7.0
Swiss Francs		—	—		2,052.7	1.8
Pounds Sterling		1,820.0	1.8		1,909.1	1.7
Euros		22,378.0	22.0		25,580.4	23.0
Others		16.0	0.0		14.8	0.0

Total	U.S.$	101,691.0	100.0%	U.S.$	111,206.1	100.0%

Table No. 19 – Net External Debt of the Government

	September 30, 2019		September 30, 2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	101,035.9	U.S.$	107,876.7
Gross External Debt/GDP(2)		7.8%		10.8%
Net External Debt/GDP(2)		7.4%		10.3%

Table No. 20 – Net Debt of the Government

	September 30, 2019	September 30, 2020
Internal Debt	76.2%	73.8%
External Debt(3)	23.8%	26.2%

Note: Numbers may not total due to rounding.

(1)	Adjusted to reflect the effect of currency swaps.
(2)	Figures at June 30, 2019 and June 30, 2020.
(3)

External debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2020) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

Source: Ministry of Finance and Public Credit.

External Securities Offerings and Liability Management Transactions During 2020

On September 14, 2020, Mexico issued €750 million of its 1.350% Global Notes due 2027, the first sovereign bond linked to the United Nations’ sustainable development goals (SDGs).